UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          COLUMBUS MCKINNON CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                                  199333-10-5
--------------------------------------------------------------------------------
                                 (Cusip Number)


                               Jeffrey E. Schwarz
                      Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 486-8100

                             Robert F. Lietzow, Jr.
                         Lakeway Capital Partners, LLC
                               660 Madison Avenue
                               New York, NY 10021
                                 (212)371-0600

                                Curtis Schenker
                        Scoggin Capital Management, L.P.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 355-7480

                                 with copies to:

                               Joseph F. Mazzella
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                  617-345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   May 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 2 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  COLUMBUS MCKINNON SHAREHOLDERS COMMITTEE (1)
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,245,545
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,245,545
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.49%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

00
================================================================================
(1) Consists of Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc., Jeffrey Schwarz, Karen Finerman, Lakeway Capital Partners, LLC, Robert F. Lietzow, Jr., Scoggin, Inc.,Scoggin, LLC, Curtis Schenker and Craig Effron, each of whom joins in this filing, and each of whom denies beneficial ownership of the shares beneficially owned by the other members of the Committee except as otherwise described in Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 3 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           366,800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      366,800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.50%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 4 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL III, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           240,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      240,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  240,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.64%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 5 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BEDFORD FALLS INVESTORS, LP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           366,800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      366,800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  366,800
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.50%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 6 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           240,600
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      240,600
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  240,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.64%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 7 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JEFFREY E. SCHWARZ
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      7,200
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           607,400
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             7,200
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      607,400
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  614,600
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.19%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A                Page 8 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  KAREN FINERMAN
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           607,400
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      607,400
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  607,400
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.14%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5            SCHEDULE 13D                 Page 9 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN, INC.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           322,500
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      322,500
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  322,500
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.20%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 10 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           322,500
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      322,500
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  322,500
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.20%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 11 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           153,200
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      153,200
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  153,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.04%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 12 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  SCOGGIN INTERNATIONAL FUND LIMITED
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  COMMONWEALTH OF BAHAMAS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           153,200
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      153,200
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  153,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.04%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 13 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CURTIS SCHENKER
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      7,500
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           480,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             7,500
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      480,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  488,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.33%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 14 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  CRAIG EFFRON
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      5,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           475,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             5,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      475,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  480,700
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.28%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 15 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LAKEWAY CAPITAL PARTNERS, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           120,450
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      120,450
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,450
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .82%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 16 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  YAUPON PARTNERS, LP
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           116,750
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      116,750
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  116,750
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .80%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 17 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  YAUPON PARTNERS II, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC, OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,700
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,700
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,700
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .03%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 18 of 23 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  ROBERT F. LIETZOW, JR.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      17,295
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           120,450
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             17,295
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      120,450
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  137,745
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .94%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 19 of 23 Pages
          -----------                                       --------------------

         This Amendment No. 2 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 6, 1999, as supplemented and amended by Amendment No. 1 to Schedule 13D filed on May 24, 1999 . The text of Items 5 and 7 of said Schedule 13D, as supplemented and amended, is hereby further supplemented and amended as follows:


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         On May 25, 1999, the Issuer's management filed a Complaint in the United States District Court for the Southern District of New York, naming each of the Reporting Persons and certain affiliates as Defendants. In the Complaint (attached hereto as Exhibit F) the Issuer requests, inter alia, that the Court prohibit the Reporting Persons from voting certain of the shares of Common Stock reported on herein.

         The  Reporting   Persons  intend  to  vigorously   defend  against  the
Complaint. On May 26, 1999 the Reporting Persons distributed a press release attached hereto as Exhibit G.

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 20 of 23 Pages
          -----------                                       --------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A.  Agreement of Joint Filing (Previously Filed)

        Exhibit B.  Agreement of Stockholders (Previously Filed)

        Exhibit C.  Letter to Issuer dated May 5, 1999 (Previously Filed)

        Exhibit D.  Letter to Issuer dated May 24, 1999 (Previously Filed)

        Exhibit E.  Letter to Shareholders dated May 24, 1999 (Previously Filed)

        Exhibit F.  Issuer's Complaint filed May 25, 1999

        Exhibit G.  Press Release dated May 26, 1999

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 21 of 23 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  METROPOLITAN CAPITAL ADVISORS, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                                  METROPOLITAN CAPITAL III, INC.


                                  By:/s/ Jeffrey E. Schwarz
                                     -------------------------------------------
                                     Jeffrey E. Schwarz, Chief Executive Officer

                               METROPOLITAN CAPITAL ADVISORS INTERNATIONAL, LTD.
                               By: Metropolitan Capital III, L.P.
                                    By: Metropolitan Capital III, Inc.


                               By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                  Jeffrey E. Schwarz, Chief Executive Officer



                                BEDFORD FALLS INVESTORS, L.P.
                                By: Metropolitan Capital Advisors, L.P.
                                    By: Metropolitan Capital Advisors, Inc.


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz, Chief Executive Officer


                                By:     /s/ Jeffrey E. Schwarz
                                   ---------------------------------------------
                                   Jeffrey E. Schwarz

                                By:     /s/ Karen Finerman
                                   ---------------------------------------------
                                   Karen Finerman


Dated as of: May 28, 1999

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 22 of 23 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Yaupon Partners, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Yaupon Partners II, L.P.
                                By: Lakeway Capital Partners, LLC


                                By:      /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                Lakeway Capital Partners, LLC


                                By:     /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.
                                   Managing Member


                                By:    /s/ Robert F. Lietzow, Jr.
                                   ---------------------------------------------
                                   Robert F. Lietzow, Jr.


Dated as of: May 28, 1999

CUSIP No. 199333-10-5           SCHEDULE 13D/A               Page 23 of 23 Pages
          -----------                                       --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                Scoggin Capital Management, L.P.
                                By: S&E Partners, L.P., its General Partner
                                By: Scoggin, Inc., its General Partner


                                By:        /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Executive Officer


                                SCOGGIN INTERNATIONAL FUND, LTD.
                                By: Scoggin, LLC, its Investment Advisor


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, LLC

                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                Curtis Schenker, Managing Member


                                Scoggin, Inc.


                                By:       /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker, its Chief Executive Officer


                                By:      /s/ Craig Effron
                                   ---------------------------------------------
                                   Craig Effron


                                By:      /s/ Curtis Schenker
                                   ---------------------------------------------
                                   Curtis Schenker

Dated as of: May 28, 1999

                                   EXHIBIT F
                                   ---------
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x

COLUMBUS MCKINNON CORPORATION,                :

                                  Plaintiff,  :

                  v.                          :

METROPOLITAN CAPITAL ADVISORS, INC.,          : Index No. 99 Civ. No. 3816 (WHP)
METROPOLITAN CAPITAL III, INC.,
BEDFORD FALLS INVESTORS, L.P.,                :        VERIFIED COMPLAINT
                                                       ------------------
METROPOLITAN CAPITAL ADVISORS
INTERNATIONAL LIMITED, JEFFREY E.             :
SCHWARZ, KAREN FINERMAN, SCOGGIN,
INC., SCOGGIN CAPITAL MANAGEMENT,             :
L.P., SCOGGIN, LLC, SCOGGIN
INTERNATIONAL FUND, LTD., CURTIS              :
SCHENKER, CRAIG EFFRON, LAKEWAY
CAPITAL PARTNERS, LLC, YAUPON                 :
PARTNERS, L.P., YAUPON PARTNERS II, L.P.,
and ROBERT F. LIETZOW, JR.,                   :

                                  Defendants. :

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - x

                  Plaintiff Columbus McKinnon Corporation ("CMC"), by its undersigned attorneys, for its complaint against defendants, alleges on knowledge as to itself and all matters of public record, and on information and belief as to all other matters:
                                          PRELIMINARY STATEMENT
                  1.       The following facts are clear:
                           (a) the individual defendants, stock speculators by trade, have known and had business relationships with each other for years;

                           (b) the entities through whom these individuals carry
                           out  their   principal   investment   activities   --
                           Metropolitan Capital Advisors, Inc. ("Metropolitan"),
                           Scoggin Capital  Management,  L.P.  ("Scoggin"),  and
                           Lakeway Capital Partners,  LLC ("Lakeway") -- are all
                           officed on the same floor at the same  address in New
                           York City; (c) shortly after purchasing CMC shares in
                           1997,  certain of the individual  defendants  began a
                           campaign  of  urging  CMC's  management  to sell  the
                           company;   and  (d)  this  "Sell  CMC"   campaign  by
                           defendants was consistent  with others that they have
                           cooperatively  run to  pressure  other  companies  in
                           which they had purchased stock to put up a "for sale"
                           sign.
                  2. Despite their history of and occasion for coordinated activity, defendants have claimed in a Schedule 13D filing that not until May 3, 1999 did they form a "group" with the common purpose of nominating a slate of directors at CMC's August 1999 annual meeting who, if elected, will implement a "shareholder maximization process" with an emphasis on exploring the possible sale of the company.
                  3. CMC respectfully submits that the defendants' close relationship and past joint activities belie the notion that a 13D group was just formed; instead, upon information and belief, defendants have been acting as a group for some time with respect to their respective CMC investments without properly disclosing that fact as required by

Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"). In order to protect CMC and its shareholders from the harm caused by defendants' violation of law, equitable relief is necessary, including, at the very least, requiring defendants to divest all stock purchased during the period that they were in violation of Section 13(d).
                  4. In addition, certain defendants have solicited shareholders in support of their "Sell CMC" campaign through direct telephone calls. These contacts have overlooked another technicality of the securities laws -- the requirement that a proxy statement be on file in connection with a proxy solicitation. Equitable relief is also required to remedy these unlawful proxy solicitations, including, at the very least, an injunction prohibiting defendants from soliciting proxies for the 1999 CMC annual meeting until a proxy statement has been filed and harm from their premature solicitation has dissipated.
                             JURISDICTION AND VENUE
                  5. This action arises under Sections 13(d) and 14(a) of the Exchange Act, 15 U.S.C. sec. 78m(d), and the rules and regulations promulgated thereunder. This Court's jurisdiction is founded upon Section 27 of the Exchange Act, 15 U.S.C. sec. 78aa, and 28 U.S.C. sec. 1391.
                  6. Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. sec. 78aa, and 28 U.S.C. sec. 1391, in that acts and transactions constituting and in furtherance of violations of the Exchange Act that have occurred and, unless enjoined, will continue to occur in this District.

                                     PARTIES
                  7. Plaintiff CMC is a New York corporation with its principal executive offices at 140 John James Audubon Parkway, Amherst, New York 14228. CMC is a global provider of material handling products and solutions, including chain and wire rope hoists and alloy and high-strength carbon steel chains.
                  The Schwarz Group
                  8. Defendant Bedford Falls Investors, L.P. ("Bedford Falls") is a Delaware limited partnership with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Bedford Falls is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. As of May 6, 1999, Bedford Falls was the beneficial owner of and had shared voting and dispositive power over 366,800 shares of CMC common stock.
                  9. Defendant Metropolitan is a New York corporation with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Metropolitan is the sole general partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole general partner of Bedford Falls. As of May 6, 1999, Metropolitan had shared voting and dispositive power over 366,800 shares of CMC common stock owned by Bedford Falls.
                  10. Defendant Metropolitan Capital Advisors International Limited ("Metropolitan International") is a British Virgin Islands corporation with its principal executive offices at 660 Madison Avenue, New York, New York 10021. As of May 6, 1999,

Metropolitan International was the beneficial owner of and had shared voting and dispositive power over 240,600 shares of CMC common stock.
                  11. Defendant Metropolitan Capital III, Inc. ("Metropolitan Capital III") is a Delaware corporation with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Metropolitan Capital III is the sole general partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership, which in turn is the investment advisor to Metropolitan International. Metropolitan Capital III has discretionary voting and dispositive power over the assets of Metropolitan International. As of May 6, 1999, Metropolitan Capital III had shared voting and dispositive power over 240,600 shares of CMC common stock owned by Metropolitan International.
                  12. Defendant Jeffrey E. Schwarz ("Schwarz") is a Director and the Chief Executive Officer, Treasurer and Secretary, and controlling shareholder of Metropolitan and Metropolitan Capital III and has a principal place of business at 660 Madison Avenue, New York, New York 10021. As of May 6, 1999, through his interest in and control over Metropolitan, Metropolitan Capital III, Bedford Falls and Metropolitan International, Schwarz was the beneficial owner of and had shared voting and dispositive power over 607,400 shares of CMC common stock. In addition, Schwarz was the beneficial owner and had sole voting and dispositive power over 7,200 shares of CMC common stock. Moreover, 6,800 shares of CMC common stock were beneficially owned by certain family members and trusts established for the benefit of certain family members of Schwarz.
                  13. Defendant Karen Finerman ("Finerman") is a Director and the President of Metropolitan and Metropolitan Capital III and has a principal place of business at 660 Madison Avenue, New York, New York 10021. As of May 6, 1999, through control over Metropolitan, Metropolitan Capital III, Bedford Falls and Metropolitan International, Finerman was the beneficial owner of and had shared voting and dispositive power over 607,400 shares of CMC common stock. In addition, 8,000 shares of CMC common stock were beneficially owned by certain family members of Finerman.
                  The Effron/Schenker Group
                  14. Defendant Scoggin is a privately owned Delaware limited partnership with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Scoggin is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. As of May 6, 1999, Scoggin was the beneficial owner of and had shared voting and dispositive power over 322,500 shares of CMC common stock.
                  15. Defendant Scoggin, Inc., a Delaware corporation, is the sole general partner of S&E Partners, L.P. with its principal executive offices at 660 Madison Avenue, New York, New York 10021. S&E Partners, L.P. is the sole general partner of

Scoggin. As of May 6, 1999, Scoggin, Inc. had shared voting and dispositive power over 322,500 shares of CMC common stock owned by Scoggin Capital.
                  16. Scoggin International Fund, Ltd. ("Scoggin International") is a corporation of the Commonwealth of the Bahamas with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Scoggin International is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. As of May 6, 1999, Scoggin International was the beneficial owner of and had shared voting and dispositive power over 153,200 shares of CMC common stock.
                  17. Defendant Scoggin, LLC is a Delaware limited liability company with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Scoggin, LLC is the investment advisor of Scoggin International. As of May 6, 1999, Scoggin, LLC had shared voting and dispositive power over 153,200 shares of CMC common stock owned by Scoggin International.
                  18. Defendant Curtis Schenker ("Schenker") is an executive officer and director of Scoggin, Inc. and he maintains a principal place of business at 660 Madison Avenue, New York, New York 10021. Schenker owns 50% of the capital stock of Scoggin, Inc. As of May 6, 1999, through his interest in and control over Scoggin, Scoggin, Inc., Scoggin International and Scoggin, LLC, Schenker was the beneficial owner and had shared voting and dispositive power over 480,700 shares of CMC common stock. In addition, Schenker was the beneficial owner of and had sole voting and dispositive power of over 7,500 shares of CMC common stock.

                  19. Defendant Craig Effron ("Effron") is an executive officer and director of Scoggin, Inc. and he maintains a principal place of business at 660 Madison Avenue, New York, New York 10021. Effron owns the other 50% of the capital stock of Scoggin, Inc. As of May 6, 1999, through his interest in and control over Scoggin, Inc., Scoggin, Scoggin International, and Scoggin, LLC, Effron was the beneficial owner and had shared voting and dispositive power over 475,700 shares of CMC common stock. In addition, Effron was the beneficial owner and had sole voting and dispositive power of over 5,000 shares of CMC common stock.
                  The Lietzow Group
                  20. Defendant Yaupon Partners, L.P. ("Yaupon") is a privately owned Delaware limited partnership with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Yaupon is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. As of May 6, 1999, Yaupon was the beneficial owner of and had shared voting and dispositive power over 116,750 shares of CMC common stock.
                  21. Defendant Yaupon Partners II, L.P. ("Yaupon II") is a privately owned Delaware limited partnership with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Yaupon II is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. As of May 6, 1999, Yaupon II was the beneficial owner of and had shared voting and dispositive power over 3,700 shares of CMC common stock.

                  22. Defendant Lakeway is a Delaware limited liability company with its principal executive offices at 660 Madison Avenue, New York, New York 10021. Lakeway is the sole general partner of Yaupon and Yaupon II. As of May 6, 1999, Lakeway had shared voting and dispositive power over 120,450 shares of CMC common stock owned by Yaupon and Yaupon II.
                  23. Defendant Robert F. Lietzow, Jr. ("Lietzow") is the sole managing member of Lakeway Capital and he maintains a principal place of business at 660 Madison Avenue, New York, New York 10021. As of May 6, 1999, through his interest in and control over Lakeway, Yaupon and Yaupon II, Lietzow was the beneficial owner and had shared voting and dispositive power over
120,450 shares of CMC common stock. In addition, Lietzow was the beneficial owner and had sole voting and dispositive power over 17,295 shares of CMC common stock.
                                   BACKGROUND
                  Defendants' History Together
                  24. The personal relationship between defendants Effron, Schenker and Schwarz goes back to at least 1980 when all three were attending the University of Pennsylvania. They have kept in contact in subsequent years and, in fact, in November 1988, the Washington Post reported that the Securities and Exchange Commission ("SEC") was investigating approximately a dozen former University of Pennsylvania classmates for insider trading on corporate takeovers, including Effron, Schenker and Schwarz.

                  25. Effron's and Schenker's troubles with government regulators did not stop there. According to the September 15, 1992 Wall Street Journal, the Commodity Futures Trading Commission ("CFTC"), following a three-year investigation, filed an administrative complaint against Effron and Schenker for illegal trading in metal future contracts. On September 28, 1993, Schenker entered into a settlement agreement with the CFTC pursuant to which he was prohibited from trading on the Commodities Exchange floor for four weeks. On May 19, 1994, Effron entered into a settlement agreement with CFTC pursuant to which he was prohibited from trading on the Commodities Exchange floor for eight weeks. Subsequently, on March 4, 1997, Effron entered into a second settlement agreement with the CFTC pursuant to which his trading privileges were suspended for one year and his registration with the CFTC revoked.
                  26. Eventually, Schwarz, Effron and Schenker settled into the same line of business -- starting investment vehicles through which they purchased and sold stakes in various companies. Schwarz started Metropolitan and Effron and Schenker joined together and started Scoggin.
                  27. At some point, Lietzow joined with Schwarz to become a Vice President of Metropolitan. He has since followed in Schwarz's footsteps and created his own investment vehicle, Lakeway.
                  28. The offices of Schwarz, Lietzow, Effron, and Schenker and their various investment vehicles are all located on the 20th Floor of 660
Madison Avenue in New York. This close proximity obviously provides the defendants with unusually convenient means of coordinating activities without using the telephone, which, of course, would leave a record for investigators.
                  Defendants' Modus Operandi
                  29. Defendants have historically had their various investment vehicles purchase shares in the same corporations and then jointly applied pressure to the company's management to sell the company and thereby drive up the stock price.
                  30. For example, on February 18, 1997, Schwarz, Finerman and Lietzow filed a Schedule 13D on behalf of various entities stating that they had formed a group for the purpose of taking control of the board of directors of the Raymond Corporation. Their 13D -- much like their CMC 13D -- stated that their board nominees would explore a sale of the company. At the same time, Scoggin, owned by Effron and Schenker, purchased a 3.8% stake in the Raymond Corporation. Scoggin entered into a shareholders agreement with Metropolitan on February 17, 1997 stating that it would use its ownership interest in Raymond to support the position of Metropolitan and filed a separate 13D four days later.
                  31. Similarly, in 1996, Schwarz, Finerman and Lietzow, through the Bedford Falls and Metropolitan entities, sought to replace the board of Yale International, Inc. ("Yale") with Lietzow and five other new directors in order to facilitate the sale of Yale. Metropolitan, a 10.5% holder of Yale, once again was joined by defendants Effron and Schenker through Scoggin, which was a 6.5% owner of Yale's outstanding shares.

                  32.  Defendants  have  repeated  this pattern of purchasing an interest in a company and forcing its sale on other occasions with other partners. For example, on October 19, 1998, Schwarz and Finerman, on behalf of one of Schwarz's affiliated entities, filed a Schedule 13D seeking to elect two directors of the Circon Corporation ("Circon"). Once again, the purpose of electing these directors was to pressure Circon's board into "maximizing shareholder value" by selling the company, and a Schedule 13D was filed attaching shareholders' agreements that were dated only days before the 13D filing.
                  33. Similarly, on April 18, 1994, Effron and Schenker, through
Scoggin, filed a Schedule 13D on the Allstate Financial Corporation ("Allstate"). Selig Partners, L.P., another investment entity which, at the time, was officed in the same New York City suite as Scoggin, joined Scoggin in filing the 13D. While Scoggin and Selig refused to concede that they were a "group" for the purposes of Section 13(d), this "non-group" subsequently waged a proxy fight for control of Allstate.
                  Non-Disclosed Members of the Group
                  34.  In  addition  to the  reporting  persons  in  defendants'
Schedule 13D, there is evidence to suggest that other shareholders are cooperating with the defendant group in support of their plans. Notably, members of Schwarz's and Finerman's family are shareholders in CMC but are absent from the reporting persons listed in the 13D. Moreover, the General Counsel of Dickstein Partners has become a shareholder in CMC, indicating that Mark Dickstein ("Dickstein"), another stock speculator and President of Dickstein Partners, Inc., may be joining up with defendants for their CMC escapade.
                  35.  Dickstein also went to the University of Pennsylvania and was among the alumni investigated by the SEC, according to the 1988 Washington Post article. Similar to Effron and Schenker, Dickstein was investigated by the Commodities Futures Exchange Commission and, in 1991, pursuant to a settlement agreement, was barred from the floor of the commodities exchange for three years and had his commodities registration revoked. Dickstein Partners, Inc. currently maintains its offices at 660 Madison Avenue in New York City, the same building as the defendants.
                  36. Dickstein has had a working relationship with Schenker. In
1995, Dickstein gained control of the Hills Stores Co. ("Hills") board of directors, after a proxy fight in which Dickstein proposed that the company be sold. Upon gaining control of Hills, Dickstein placed Schenker on Hills' board of directors.
                  37. Upon information and belief, Effron and Schenker have also been investors in other companies that Mr. Dickstein has purchased stakes in, including Younkers, Inc. and Marietta Corporation, against both of whom Mr. Dickstein used a proxy fight as a means of pressuring the company to pursue a sale.
                  Defendants' CMC Activities
                  38.  Defendants,  following  their  usual  strategy,  obtained significant holdings in CMC and then attempted to pressure CMC's management into selling the company.

                  39. As early as July 9, 1997, Lietzow and Schwarz approached the management of CMC to promote a sale of the company. At that time, Lietzow was still working for Schwarz at Metropolitan and together they "encouraged
[Robert Montgomery, Jr., Chief Financial Officer of CMC] and then Chief Executive Officer, Herb Ladds, Jr., to consider a sale of the company as the most effective mechanism for maximizing shareholder value." (Defendants'
Schedule 13D statement, Exhibit C.)
                  40. In January or February 1999, Schwarz spoke with the President and Chief Executive Officer of CMC, Timothy Tevens, to urge a sale. On March 3, 1999, Schwarz and Lietzow once again met with CMC management to "reiterate[] that a sale of the company would be the better route to maximize value for shareholders." (Defendants' Schedule 13D statement, Exhibit C.)
                  41. On March 17, 1999, Schwartz and Lietzow, for the fourth time, approached CMC management to encourage a sale of the company. By this meeting, Lietzow had started Lakeway and had made an investment in CMC on Lakeway's behalf.
                  42. A mere six weeks later, on May 6, 1999, Schwarz and Lietzow, along with the other defendants, filed a Schedule 13D stating that they had become the "Columbus McKinnon Shareholders Committee." According to the 13D, a shareholders agreement, signed as of May 3, 1999, memorializes the objectives of the committee. The Schedule 13D revealed that defendants are beneficial owners of 1,245,545 shares of CMC common stock, or approximately 8.49% of the number of shares outstanding.

                  43. The Schedule 13D states that defendants formed the group and entered into the Shareholders Agreement for their usual reasons -- "to nominate a slate of directors in opposition to the management nominees standing for election at the next shareholder meeting. The purpose of such nominations is to elect to [CMC's] Board a majority of directors who will implement a shareholder maximization process. The [defendants] expect that such process would include directing [CMC's] investment bankers to fully explore the possible sale of [CMC]. . . ." This is the precise objective that Schwarz and Lietzow had been promoting to the CMC management for over two years and the same objective that Schwarz, Lietzow, Effron and Schenker had sought in numerous past investments.
                  44. Thus, defendants contend they became a group on May 3 even though: (i) Schwarz, Lietzow, Effron, and Schenker operate their businesses out of the same floor of the same office building; (ii) while working for the same entity, Schwarz and Lietzow had urged CMC to do the same thing that the 13D group is urging (sale of the company); and (iii) defendants have worked this same sort of strategy before with other companies. Coincidence or conspiracy? -- the overwhelming facts point to the latter.
                  Defendants' Unlawful Proxy Solicitations
                  45. Having just filed their Schedule 13D, defendants have wasted little time contacting shareholders regarding the upcoming election of directors. On May 7, 1999, Schwarz contacted directly at least one institutional shareholder and told it that

CMC might have an "uphill battle" defeating the defendants' slate of directors. In addition, persons from at least three hedge funds and one CMC board member have been contacted by individuals who have told them in virtually identical words that CMC might have an "uphill battle" in the upcoming proxy contest. Since no other party but the defendants would appear to have an interest in making such statements or soliciting CMC's shareholders in such a manner, upon information and belief, all of these calls have been orchestrated by the defendants. Moreover, upon information and belief, in these communications, defendants failed to disclose the nature of their "group" or their interests in CMC. These contacts were made before the defendants filed a proxy statement.
                  46. Now, more than two weeks after defendants began their oral solicitations, they have still not filed a preliminary proxy statement. Instead, on May 24, 1999, defendants filed Amendment No. 1 to their Schedule 13D ("13D Amendment No. 1") which attaches a letter from Jeffrey Schwartz on behalf of defendants to "Fellow Columbus McKinnon Shareholders." (A copy of the letter is annexed hereto as "Exhibit A".) Through this open letter to all of CMC's shareholders, defendants seek the support of the shareholders in advancing their board of directors election agenda and their "value maximization strategy." Specifically, the defendants state that they are "committed to providing [the shareholders] with an alternative to the current Board, and in so doing, allow [shareholders] to choose a slate dedicated to evaluating all alternatives for immediate maximization of [their] share value." (Id.) Defendants then beseech shareholders "to tell management what you think of [management's] attempts to impede action by independent shareholders, and to express your support for [defendants'] strategy to maximize value." (Id.) In addition, the letter advises shareholders that defendants have retained a proxy solicitor, MacKenzie Partners, Inc., to assist them in connection with the CMC annual meeting and urges shareholders to call MacKenzie with their "input." As originally filed, the letter again omitted a statement of defendants' interests in CMC. In limited deference to federal securities laws, however, the defendants later that day filed a revised version of the letter attaching the information required by SEC Rule 14a-11(b)(2).
                  47. Curiously considering defendants' contention that they did not become a group until May 3, 1999, the letter states: "IN 1998, WE advocated that management use some of the Company's remaining borrowing capacity to implement a share buyback." (Emphasis added)


                                IRREPARABLE HARM
                  48. CMC's annual meeting is presently anticipated to take place in August 1999. Defendants are preparing to influence the results of that meeting without complying with the federal regulatory scheme set out in Sections 13(d) and 14(a) of the Exchange Act. This behavior is to the detriment of CMC and CMC's shareholders. Should defendants succeed in this effort, they could gain control of CMC's board by using methods that violate federal law and that are inimical to the public interest. As a result, CMC and its shareholders have suffered, and will continue to suffer, immediate and irreparable harm and injury as a consequence of defendants' failure to comply with Sections 13(d) and 14(a) and the rules and regulations promulgated thereunder.
                                  AS AND FOR A
                             FIRST CLAIM FOR RELIEF
              (For Violations of Section 13(d) of the Exchange Act
                               and SEC Rule 13d-1)
                  49. Plaintiff CMC repeats and realleges the allegations contained in paragraphs 1 through 48 as if fully set forth herein.
                  50. Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder require any person or group acquiring 5% of any class of equity security to file, within 10 days after obtaining such status, a Schedule 13D statement providing detailed information regarding the person or group.
                  51. Pursuant to Section 13(d)(3) of the Exchange Act, "[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of" Section 13D.
                  52. The facts demonstrate that prior to May 3, 1999, the defendants acted in concert to pursue their common objective of forcing a sale of CMC. Thus, defendants constituted a group for purposes of Section 13(d)(3) of the Exchange Act well before May 3, 1999.
                  53. Defendants' actions and omissions have violated Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder in that defendants failed to file a Schedule 13D statement within 10 days after they formed a group with aggregate stock holdings greater than 5% of CMC's common stock.
                  54.      Plaintiff has no adequate remedy at law.
                                  AS AND FOR A
                             SECOND CLAIM FOR RELIEF
              (For Violations of Section 14(a) of the Exchange Act
                             and SEC Rule 14a-3(a))
                  55. Plaintiff CMC repeats and realleges the allegations contained in paragraphs 1 through 48 as if fully set forth herein.
                  56. SEC Rule 14a-1(1) broadly defines "solicit" and "solicitation" as including any "communication to security-holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy."
                  57. Defendants' communications with shareholders, including the statement to CMC shareholders that the company might have an "uphill battle" defeating the defendants' slate of directors and defendants' letter to all the shareholders of CMC, were disseminated under circumstances reasonably calculated to result in the procurement or withholding of a proxy in connection with the election of CMC's board of directors.
                  58. SEC Rule 14a-3(a) mandates that no solicitation "shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A."
                  59. Although SEC Rule 14a-11 allows certain solicitations to be made prior to the filing of a proxy statement, there must be "a description of [the solicitors'] interests . . . set forth in each communication published, sent or given to security holders by or on behalf of the person making the solicitation." (emphasis added). Moreover, defendants must file a written proxy statement "to security holders solicited pursuant to this paragraph (b) at the EARLIEST PRACTICABLE DATE." SEC Rule 14a-11(b)(3) (emphasis added).
                  60. Defendants' oral solicitations have violated SEC Rule 14a-3a because they have not furnished the persons they have solicited with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A. Nor can defendants seek sanctuary under SEC Rule 14a-11 because (a) upon information and belief, they failed to disclose their interests in CMC during the course of these solicitations and (b) over two weeks after solicitations began, defendants have yet to file a proxy statement.
                  61.  Plaintiffs  have no  adequate  remedy at law.
                  WHEREFORE, plaintiff demands judgment:
                  A. Preliminarily and permanently enjoining defendants, their officers, employees, agents, and all others acting in concert with them, from violating the provisions of Sections 13(d) and 14(a) of the Exchange Act;
                  B. Ordering defendants to dispose of any shares of CMC that they purchased during the period that they were in violation of the federal securities laws in an orderly manner through a public distribution pursuant to a plan approved by the Court, so as to return the market for CMC stock to the STATUS QUO ANTE;

                  C. Preliminarily and permanently enjoining defendants, and each of them, from voting the shares of CMC they acquired during the period that they were in violation of the federal securities laws;
                  D. Preliminarily and permanently enjoining defendants, and each of them, from soliciting from any CMC shareholder any proxy, consent or authorization to vote any shares of CMC at the CMC annual shareholders meeting unless and until defendants comply, in full, with all applicable provisions of the federal securities laws, and unless and until such time as the Court may determine that the effects of defendants' unlawful conduct have dissipated;
                  E.  Awarding CMC  the costs  and disbursements of this action;
and

                  F. Granting such other and further relief as the Court may deem just and proper.
Dated:   May 25, 1999
         New York, New York

                                              SULLIVAN & CROMWELL



                                              -------------------------------
                                              John L. Hardiman (JH 3872)
                                              Alexander D. Hoehn-Saric (AH 9464)
                                              125 Broad Street
                                                New York, New York 10004
                                                  (212) 558-4000

                                              Attorneys for Plaintiff
                                              Columbus McKinnon Corporation

                             CORPORATE VERIFICATION
                             ----------------------

STATE OF NEW YORK  )
                   ) ss:
COUNTY OF ERIE     )

               Robert L. Montgomery, Jr., being duly sworn, deposes and says::

               I am Executive Vice President and the Chief Financial Officer of

Columbus McKinnon Corporation, the plaintiff in this action.  I have reviewed the foregoing Verified Complaint.  The facts as presented therein are true and correct, based upon my personal knowledge, except as to matters of public record and as to those matters alleged upon information and belief, and as to those matters I believe them to be true.

               EXECUTED this 25th day of May, 1999.



                                             /s/ Robert L. Montgomery, Jr.
                                             -----------------------------
                                                 Robert L. Montgomery, Jr.

Subscribed and sworn before me
this 25th day of May, 1999.

/s/ Lois H. Demler
- ------------------
Notary Public

Lois H. Demler
Notary Public, State of New York
Qualified in Erie County
My Commission Expires May 31, 2000

                                   EXHIBIT G
                                   ---------
CONTACT:
--------
STANLEY J. KAY
MACKENZIE PARTNERS, INC.
(212) 929-5940


FOR IMMEDIATE RELEASE:
----------------------

                    COLUMBUS McKINNON SHAREHOLDERS COMMITTEE
                     CALLS MANAGEMENT LAWSUIT WITHOUT MERIT

       COMMITTEE WILL NOT BE DETERRED BY MANAGEMENT'S INTIMIDATION ATTEMPT

NEW YORK, NEW YORK, MAY 26, 1999 - The Columbus McKinnon Shareholders Committee announced today that it found the lawsuit alleging 13D and proxy violations filed by the management of Columbus McKinnon Corp. (NASDAQ:CMCO) completely without merit.

The Committee stressed its concern that management and the incumbent Board would choose to frivolously spend shareholder funds to fight its own shareholders instead of permitting all shareholders to freely decide between competing slates of nominees for election to the Columbus McKinnon Board.

Jeffrey E. Schwarz, speaking for the Committee, stated, "We are appalled that management is spending shareholder money on litigation against major, long-time shareholders in order to further entrench themselves. Management and the Board should know that we intend to press forward with our election contest and that we will not be deterred by their transparent attempt to intimidate us with this meritless lawsuit."

Mr. Schwarz continued, "We believe management should let the shareholders-- the real owners of Columbus McKinnon-- exercise their fundamental right to decide for themselves whom they prefer to comprise the Board of their Company. The Committee intends to offer a slate dedicated to evaluating all alternatives to maximize the value of the Company, while the incumbent Board, in our opinion, provides only a business-as-usual approach, which disregards shareholders' interests in maximizing the value of their investments."

                      ------------------------------------

         The Committee is composed of Metropolitan Capital Advisors, Inc., which beneficially owns 366,800 shares of Columbus McKinnon common stock; Metropolitan Capital III, Inc., which beneficially owns 240,600 shares; Lakeway Capital Partners, LLC, which beneficially owns 120,450 shares; Scoggin, Inc., which beneficially owns 322,500 shares; and Scoggin, LLC, which beneficially owns 153,200 shares. The Committee's collective beneficial ownership, including shares owned by certain affiliates of Committee members, of approximately 1,245,545 shares, represents about 8.49% of Columbus McKinnon's outstanding common stock.

                  ---------------------------------------------

                       ADDITIONAL PARTICIPANT INFORMATION

         In addition to the participants named above, the following individuals and entities also may be deemed to be participants in the Committee's proxy solicitation: Bedford Falls Investors, L.P., of which Metropolitan Capital
Advisors,  L.P.  is the sole  general  partner,  of which  Metropolitan  Capital
Advisors, Inc. is the sole general partner; Metropolitan Capital Advisors International Limited, of which Metropolitan Capital Partners III, L.P. is the investment advisor, of which Metropolitan Capital III, Inc. is the sole general partner; Jeffrey E. Schwarz and Karen Finerman, as shareholders, directors and executive officers of Metropolitan Capital Advisors, Inc. and Metropolitan Capital III, Inc.; Yaupon Partners, L.P. and Yaupon Partners II, L.P., of which Lakeway Capital Partners, LLC is the sole general partner; Robert F. Lietzow, Jr., as managing member of Lakeway Capital Partners, LLC; Scoggin Capital
Management, L.P., of which Scoggin, Inc. is the sole general partner; Scoggin International Fund, Ltd., of which Scoggin, LLC is the investment advisor; and Curtis Schenker and Craig Effron, as shareholders, directors and executive officers of Scoggin, Inc. and managing members of Scoggin, LLC.

         A further description of the interests held by each of the above-named participants is contained in the Schedule 13D filed by the Committee and each of its members on May 6, 1999, as supplemented and amended by Amendment No. 1 to
Schedule 13D filed with the Commission on May 24, 1999.